Exhibit (h)(2)(ii)

SCHEDULE 1
(updated July 20, 2021)

Fund Name	Ticker	# of Shares per Creation Unit
Adaptive Growth Opportunities ETF	AGOX	10,000
AI Quality Growth ETF	AQGX	10,000
Adaptive Hedged Multi-Asset Income ETF	AMAX	10,000
Adaptive Hedged High Income ETF	AHHX	10,000
RH Tactical Outlook ETF	RHTX	10,000
RH Tactical Rotation ETF	RHRX	10,000